UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 000-55607

First Mining Gold Corp.
(Translation of registrant's name into English)

Suite 2070, 1188 West Georgia Street, Vancouver, B.C., V6E 4A2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibits	Description
99.1	Press Release dated December 19, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Mining Gold Corp.
(Registrant)

Date: December 19, 2022	/s/ Samir Patel
Samir Patel
General Counsel and Corporate Secretary